FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                          For the month of August 2005

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)




                               HSBC HOLDINGS PLC
                       2005 INTERIM RESULTS - HIGHLIGHTS


- Total operating income up 9 per cent to US$29,859 million (US$27,289 million in the first half of 2004).

    For the half year:

- Net operating income up 10 per cent to US$24,822 million (US$22,604 million in the first half of 2004).

- Group pre-tax profit up 5 per cent to US$10,640 million (US$10,120 million in the first half of 2004).

- Profit attributable to shareholders up 9 per cent to US$7,596 million (US$6,940 million in the first half of 2004).

- Return on average invested capital of 16.5 per cent (16.7 per cent in the first half of 2004).

- Earnings per share up 8 per cent to US$0.69 (US$0.64 in the first half of 2004).

    Dividend and capital position:

- Second interim dividend of US$0.14 per share, which, together with the first interim dividend of US$0.14 per share already paid, represents an increase of 8 per cent over the first and second interim dividends for 2004.

- Tier 1 capital ratio of 8.7 per cent and total capital ratio of 12.8 per cent.

HSBC HOLDINGS REPORTS PRE-TAX PROFIT OF US$10,640 MILLION

HSBC made a profit before tax of US$10,640 million, a rise of US$520 million, or 5 per cent, over the same period in 2004.

Net interest income of US$16,690 million was US$1,560 million, or 10 per cent, higher than for the same period in 2004. On an underlying basis and at constant currency, net interest income increased by 6 per cent.

Net operating income of US$24,822 million was US$2,218 million, or 10 per cent, higher than for the same period in 2004.

Operating expenses of US$14,490 million rose US$1,888 million, or 15 per cent compared with the same period in 2004. On an underlying basis and expressed in terms of constant currency, operating expenses increased by 11 per cent.

HSBC's cost:income ratio was 48.5 per cent compared with 46.2 per cent in the same period in 2004.

Loan impairment charges and other credit risk provisions were US$3,277 million in the first half of 2005, US$537 million higher than in the same period in 2004.

The tier 1 capital and total capital ratios for the Group remained strong at 8.7 per cent and 12.8 per cent, respectively, at 30 June 2005.

The Group's total assets at 30 June 2005 were US$1,467 billion, an increase of US$187 billion, or 15 per cent, since 31 December 2004.

Financial statements for the half-year to 30 June 2005 are prepared in accordance with current IFRSs. Comparative figures for 2004 are also prepared under IFRSs but reflect transition arrangements on the move to reporting under IFRSs and therefore individual lines may not be strictly comparable. In particular, comparative figures do not reflect the impact of IAS 32 'Financial
Instruments:  Disclosure  and  Presentation',  IAS  39  'Financial  Instruments:
Recognition and Measurement' and IFRS 4 'Insurance Contracts' (see Note 1 'Accounting policies' on page 16).


Geographical distribution of results


                                Half-year to          Half-year to          Half-year to
Figures in US$m                      30Jun05               30Jun04               31Dec04
Profit before tax
                                           %                     %                     %
Europe                      2,886       27.2      2,969       29.3      2,787       31.5
Hong Kong                   2,419       22.7      2,609       25.8      2,221       25.2
Rest of Asia-Pacific        1,280       12.0        969        9.6        878       10.0
North America               3,713       34.9      3,417       33.8      2,653       30.1
South America                 342        3.2        156        1.5        284        3.2
                           10,640      100.0     10,120      100.0      8,823      100.0

Tax expense                (2,658)               (2,513)               (2,172)

Profit for the period       7,982                 7,607                 6,651

Profit attributable
 to shareholders            7,596                 6,940                 5,978
Profit attributable
to minority interests         386                   667                   673

Distribution of results by customer group

                                Half-year to         Half-year to           Half-year to
Figures in US$m                      30Jun05              30Jun04                31Dec04
Profit before tax
                                           %                    %                      %
Personal Financial
 Services                   5,470       51.4      4,536      44.8       3,961       44.9
Commercial Banking          2,373       22.3      2,175      21.5       1,882       21.3
Corporate, Investment
Banking and Markets         2,298       21.6      2,791      27.6       2,497       28.3
Private Banking               451        4.2        362       3.6         335        3.8
Other                          48        0.5        256       2.5         148        1.7
Total                      10,640      100.0     10,120     100.0       8,823      100.0


Comment by Sir John Bond, Group Chairman

The first half of 2005 was one of continued progress for HSBC. In aggregate, we grew net operating income by US$2.2 billion or 10 per cent compared with the first half of 2004. We achieved profit attributable to shareholders of US$7.6 billion, an increase of 9 per cent. Earnings per share of US$0.69 was 8 per cent higher than in the first half of 2004. In line with our schedule of paying quarterly dividends, the Directors have approved a second interim dividend of US$0.14 per share, which will be payable on 5 October 2005. Total dividends declared to date in respect of 2005 amount to US$0.28 per share and are US$0.02, or 8 per cent, higher than in the prior period.

In many of our major markets, the rate of economic growth was slightly lower than in the first half of 2004. To a large extent our results are a measure of our success in expanding our personal financial services and commercial banking businesses in new and emerging markets. The results also reflect robust profit growth in our European Commercial Banking business from productivity improvements and stronger performance in our US consumer finance business as our reshaping of that portfolio has contributed to lower credit costs. In addition, the value of our deposit base in the Hong Kong SAR improved as Hong Kong dollar interest rates rose to track US rates once again.

Much of 2004 was devoted to the integration of acquisitions in the US and Mexico. Having completed those tasks successfully, we have again concentrated on organic growth during the first six months of this year. One particularly encouraging feature of our progress has been the extent to which our operations in emerging markets have harnessed HSBC's global capabilities to enhance their competitive position. One of HSBC's inherent strengths is its ability to collect from, and share best practices within, a network that spans 77 countries and territories. In each of Argentina, Indonesia, the Middle East and Turkey, we achieved growth in pre-tax profits of 50 per cent or more. Growth in pre-tax profits in Mexico and Brazil exceeded 20 per cent. In mainland China, our profits have grown five-fold following our investment in 2004 in Bank of Communications.

Investing for the future

Our strong capital generation allows us to fund the development of our existing operations while laying the foundations for the long-term growth of our business. We estimate that, at any one time, up to 10 per cent of our capital is earmarked for investments in businesses of the future which will help to secure HSBC's strong position in a rapidly changing industry. Although our strong balance sheet gives us the ability to make acquisitions, provided they meet certain strict criteria, our preferred use of the capital we retain after servicing dividends is for investment in our own business. Our strategy is to identify markets with the greatest future profit potential around the world and those customers who will benefit from HSBC's competitive advantages. This way we can create opportunities for growth.

Many of our achievements in the first half of 2005 illustrate the strength of our approach.

- Our cards businesses in Asia outside Hong Kong, and the Middle East, generated income of US$228 million, 38 per cent up on the comparative period and 287 per cent up on the same period five years ago. In the course of those five years, we have appointed over 8,750 sales agents to distribute cards, and invested substantially in marketing to grow our cards business. Cards in force reached five million compared to 1.6 million five years ago, with our card receivables and spending both achieving some 300 per cent growth, a compound annual growth rate of more than 30 per cent.

- We acquired Demirbank (now HSBC Bank A.S.) in 2001 to develop our presence in Turkey. In aggregate, our profits in Turkey in constant currency have risen from US$84 million in the first full year of acquisition to US$133 million in the first half of 2005. This has been driven by the expansion in personal financial services, commercial banking and in treasury as HSBC in Turkey has increasingly made use of the Group's relationships and capabilities.

- In euro denominated bond issuance for corporate customers, HSBC ranked 14th in 2000 when CCF was acquired. In the first half of 2005, HSBC ranked fourth, reflecting the success of creating centres of excellence in different product areas in both Paris and London.

- In 1998, we took the decision to grow our fund administration business in Europe and Asia to augment our custody business. Its skills set was complementary to that of Bank of Bermuda and the synergies achieved from combining the businesses in mid-2004 led to revenues in the first half of 2005 of US$536 million, 74 per cent above that achieved in the comparable period in 2004.

- Over the past four years we have made a significant commitment to developing our cash management capabilities in Asia. As a result, and supported by our market-leading suite of cash management products, we won the mandate for one of the world's largest consumer products companies, and first half 2005 revenues in this area were 39 per cent higher than in the corresponding period in 2004.

- In 2003 and 2004, we repositioned our UK bank's service platform for personal and commercial business customers in a drive for higher productivity. Against essentially flat cost growth we have gained market share in all core product areas and through better customer segmentation and channel management are now addressing underlying profitability.

- Over the last five years we have integrated HSBC's private banking businesses following the acquisitions of Republic New York Corporation and Safra Republic Holdings in 1999, of CCF in 2000 and of Bank of Bermuda in 2004. In the first half of 2005, this business achieved record results, 25 per cent above the comparable period in 2004 and more than double its first half performance in 2001.

- In Brazil, HSBC continued the expansion of its Losango consumer finance business acquired in late 2003. Loan assets increased by 60 per cent in the first half of 2005, compared with the same period in 2004. This growth was driven by an increase in the number of branches from 121 to 320. Approximately half of this growth, 112 branches, was obtained with the acquisition of Valeu Promotora de Vendas and CrediMatone S.A. in late 2004.

Corporate, Investment Banking and Markets

The examples above illustrate our commitment to invest where the opportunity is clear and strategically important despite constraints on short-term profitability. That is where we stand today as we press ahead with the build-out of new business streams within our Corporate, Investment Banking and Markets ('CIBM') business. Although we are only two and a half years into a five-year strategic plan, we are encouraged, nevertheless, by clear evidence of sustained progress:

- Within Global Markets, the product areas we augmented in 2003 and 2004 all showed positive revenue trends and improved rankings in client surveys. In particular, revenues grew in structured derivatives, credit products and in equities while the core business captured for the first time the premier position in London in Euromoney's 2005 foreign exchange survey and, for the eighth year in a row, remained 'Best at Treasury and Risk Management in Asia' in the same publication. In Europe, our market share of government bond trading improved significantly as we continued to extend our primary dealership network. Globally, we now rank 4th in market share of interest rate derivatives, up from 17th in 2002.

- In Global Investment Banking, revenues rose, reflecting our progress in doing more business with existing clients, a strong performance in project and asset finance, and an increase in advisory work. We have been particularly successful in engaging clients on China-related assignments and we have continued to build our cross-border and cross-regional franchises. Key advisory transactions included advising Dubai International Capital on its GBP800 million acquisition of Tussauds Group in the UK and Bank of America on its US$3 billion acquisition of a strategic stake in China Construction Bank.

- Our share of international bond issuance rose to 5.1 per cent from 4.5 per cent. Notable transactions included the EUR6 billion, 50-year benchmark bond for the French government and the EUR1 billion, 10-year bond for Hutchison Whampoa. We continue to add to our capabilities in asset backed securities, equity capital markets and high yield debt. Notable transactions included a EUR1.5 billion covered bond for Northern Rock in the UK; the EUR858 million initial public offering for French autoroute operator Sanef; and a high yield bond and senior debt financing for Rexel, also in France.

Cost growth in CIBM in the first half of 2005 was in line with our plans. However, in common with many of our peers, we achieved lower than projected revenues due mostly to reduced income from balance sheet management activities as yield curves in most major currencies flattened markedly. As the cost base in CIBM now reflects most of the investment in building the business, future cost growth will consequently be significantly lower. We remain confident that the strategy we have set for the development of this business is the right one for HSBC's clients and shareholders, and that it is far less expensive and far less risky than growth by acquisition.

Progress in China

HSBC is well positioned in China. Apart from our proprietary branches, we own significant stakes in Bank of Communications, the country's fifth largest bank, and in Ping An, its second largest life insurance company.

We are encouraged by our progress in China and by the performance of the strategic investments we have made. Co-operation with both Ping An and with BoCom is excellent. We now have 16 staff working with BoCom, primarily focused on the joint credit card launch which was announced on 15 July. In June, we responded positively to the opportunity to acquire, for the equivalent of US$1.04 billion, a further 9.9 per cent interest in Ping An from two private equity firms and to take our aggregate stake to 19.9 per cent. Subject to shareholder and regulatory approvals, we expect this to close in the third quarter.

The US$2.17 billion initial public offering of BoCom on the Hong Kong Stock Exchange in June was a conspicuous success, with HSBC jointly lead managing the listing and equity distribution. We invested US$430 million to maintain our investment at 19.9 per cent.

We welcome the initiative taken recently by China to target the renminbi to a currency basket. We believe it represents further progress in exchange rate reform and that it will give China's authorities more flexibility in managing their currency.

The credit environment

Globally, the credit environment remained mainly benign. There was a notable improvement in credit behaviour in the US, reflecting a positive trend in employment and rising average earnings. The most difficult credit market currently remains the UK where interest rate rises in 2004, combined with slower growth in employment and a subdued property sector, have contributed to an increased loan impairment charge in unsecured personal lending. In late 2004, we took actions to address these trends and they are now beginning to be reflected in our credit outlook. Additionally, from this month HSBC will become the UK's first clearing bank to implement positive data sharing. We will share the full credit records of the five million personal customers for whom we hold consent with other regulated lenders via the country's largest credit reference agency. In commercial banking in the UK, we continue to monitor closely how the slowdown in consumer spending is affecting the retail supply chain and the service and property sectors that support it.

Acquisitions and disposals

Apart from our continued expansion in China described above, we made only a few small acquisitions during the first half of 2005. These were principally in the US where among HSBC Finance Corporation's acquisitions were the private label credit card portfolios of both Neiman Marcus, the department store chain, and of The Bon-Ton Stores, Inc.

More significantly, we took steps to divest ourselves of a number of businesses where we lacked critical mass and where disposals best served our shareholders' interests. Included in this category were our property and casualty insurance business in Brazil, HSBC Dewaay in Belgium, Netvalor in France, our asset management business in Australia, and our interest in Framlington in the UK, which was announced last week. These transactions, including those which are due to complete during the second half of 2005, will realise an aggregate consideration of over US$550 million.

Outlook

When we reported our results for 2004, we highlighted certain trends which will shape our business in the years ahead. These remain central to our assessment of future opportunities and challenges. As economies become more open, world prosperity, including that of the international financial system, will depend increasingly on continuing growth in trade, not least because of the increasing disparity between the physical location of the world's resources and those who consume them.

Long-term, this trend will encourage growth but in the short-term it may create challenges as economies adjust to a different competitive environment. Where political systems are unable or unwilling to make the necessary adjustments there is a risk of protectionism.

For the foreseeable future, we believe the main drivers of economic growth will continue to be NAFTA, led by the US, and Asia, with China increasingly important. The impact of monetary and fiscal policy in the US in correcting the recent slow-down of its economy has been remarkable and is reflected in strengthening consumer confidence and resilient spending. China's economic growth in the first half of 2005 has again been exceptionally strong.

Our results in the first half of 2005 have again highlighted the importance of our presence in emerging markets. Our performance in Mexico has been particularly pleasing. We continue to see exciting opportunities to build on our results there and also to grow large and successful businesses in Brazil, Turkey, the Middle East, India and South Korea.

Personal and small business lending will be at the core of our plans for growth as we deploy technology and human expertise developed in more mature markets. This transfer of skills is well under way and is accelerating. There are fewer opportunities to generate profits from treasury activities in the current interest rate environment and so our ability to increase revenues from our retail and commercial banking businesses will be particularly important in the near term. We also remain focused on the fact that credit charges are currently low against historical experience and we expect these to increase.

The range of opportunities available to us to expand is more balanced geographically than ever before. We are, therefore, concentrating our capital and other resources on key strategic priorities and divesting ourselves of certain businesses where the returns are less attractive. At the same time, we will maintain the strong financial position that has served HSBC well throughout its history and which, going forward, will allow us to both grow our business and pursue a progressive dividend policy.



Financial Overview


  30Jun04     31Dec04       Half-year to                                       30Jun05
     US$m        US$m                                           US$m            GBPm            HK$m

                        For the half-year
   10,120       8,823   Profit before tax                     10,640           5,682          82,916
    6,940       5,978   Profit attributable to shareholders    7,596           4,057          59,194
    4,052       2,862   Dividends                              4,575           2,443          35,653

                        At period-end
   77,066      85,522   Shareholders' equity                  86,713          48,385         674,107
   81,075      90,780   Capital resources                    101,722          56,761         790,787
                        Customer accounts and deposits
  731,929     777,127    by banks                            841,075         469,319       6,538,517
1,157,108   1,279,978   Total assets                       1,466,810         818,480      11,402,981
  655,695     759,210   Risk-weighted assets                 794,834         443,517       6,179,040


      US$         US$   Per share                                US$             GBP             HK$
     0.64        0.55   Basic earnings                          0.69            0.37            5.38
     0.63        0.54   Diluted earnings                        0.68            0.36            5.30
     0.37        0.26   Dividends^                              0.41            0.22            3.19
     6.99        7.66   Net asset value                         7.73            4.31           60.09

                        Share information
  11,026m     11,172m   US$0.50 ordinary shares in issue     11,222m
 US$165bn    US$190bn   Market capitalisation               US$179bn
  GBP8.20     GBP8.79   Closing market price per share       GBP8.90

                                                         Over 1 year    Over 3 years    Over 5 years
                        Total shareholder
                         return to 30Jun05^^                   113.7           137.9           149.7
                        Benchmarks: FTSE 100                   118.6           122.0            94.6
                                    MSCI World                 111.9           114.9            77.7


^The second interim dividend of US$0.14 per share is translated at the closing rate on 30 June 2005 (see note 7 on page 20). Where required, this dividend will be converted into sterling or Hong Kong dollars at the exchange rates on 26 September (see Note 2 on page 16). ^^ Total shareholder return (TSR) is as defined in the Annual Report and Accounts 2004 on page 220.


30Jun04   31Dec04   Half-year to                                       30Jun05

                    Performance ratios (%)

   16.7      13.3   Return on average invested capital^                   16.5
   18.2      14.5   Return on average total shareholders' equity          17.6
   1.37      1.08   Post-tax return on average total assets               1.18
   2.41      1.89   Post-tax return on average risk-weighted assets       2.19

                    Efficiency and revenue mix ratios
   46.2      48.4   Cost:income ratio                                     48.5
   49.7      53.5   Cost efficiency ratio                                 51.6
                    As a percentage of total operating income:
   55.4      55.6   - net interest income                                 55.9
   23.5      21.9   - net fee income                                      23.6
    5.1       4.2   - trading income                                       7.8

                    Capital ratios
    9.3       8.9   - tier 1 capital                                       8.7
   12.4      12.0   - total capital                                       12.8



^ Return on invested capital is based on the profit attributable to shareholders. Average invested capital is measured as shareholders' equity after adding back goodwill previously written-off directly to reserves and adding or deducting reserves for unrealised gains/(losses) on effective hedges and available-for-sale securities, depending on their nature. This measure reflects capital initially invested and subsequent profit excluding goodwill.


Consolidated Income Statement


30Jun04   31Dec04   Half-year to                                          30Jun05
   US$m      US$m                                             US$m         GBPm           HK$m
 23,616    26,855   Interest income                         29,992       16,016        233,728
 (8,486)  (10,886)  Interest expense                       (13,302)      (7,103)      (103,662)
 15,130    15,969   Net interest income                     16,690        8,913        130,066
  7,846     7,826   Fee income                               8,428        4,501         65,679
 (1,422)   (1,532)  Fee expense                             (1,376)        (735)       (10,723)
  6,424     6,294   Net fee income                           7,052        3,766         54,956
  1,400     1,219   Trading income                           2,328        1,243         18,142
                    Net income from financial
                     instruments designated at
      -         -    fair value                               (354)        (189)        (2,759)
                    Net investment income on assets
                     backing policyholder
    194       818    liabilities                                 -            -              -
                    Gains less losses from
    330       443    financial investments                     354          189          2,759
    339       283   Dividend income                             95           51            740
  2,584     2,784   Net earned insurance premiums            2,312        1,235         18,017
    888       927   Other operating income                   1,382          738         10,770
 27,289    28,737   Total operating income                  29,859       15,946        232,691

                    Net insurance claims incurred
                     and movement in policyholder
 (1,945)   (2,690)   liabilities                            (1,760)        (940)       (13,716)
                    Net operating income before
                     loan impairment charges and
 25,344    26,047    other credit risk provisions           28,099       15,006        218,975
                    Loan impairment charges and other
 (2,740)   (3,451)   credit risk provisions                 (3,277)      (1,750)       (25,538)
 22,604    22,596   Net operating income                    24,822       13,256        193,437

                    Employee compensation
 (6,963)   (7,649)   and benefits                           (8,007)      (4,276)       (62,399)
                    General and administrative
 (4,539)   (5,149)   expenses                               (5,322)      (2,842)       (41,474)
                    Depreciation of property, plant
   (799)     (932)   and equipment                            (831)        (444)        (6,476)
                    Amortisation of intangible assets
   (301)     (193)   and impairment of goodwill               (330)        (176)        (2,572)
(12,602)  (13,923)  Total operating expenses               (14,490)      (7,738)      (112,921)
 10,002     8,673   Operating  profit                       10,332        5,518         80,516
                    Share of profit in associates
    118       150    and joint ventures                        308          164          2,400
 10,120     8,823   Profit before tax                       10,640        5,682         82,916
 (2,513)   (2,172)  Tax expense                             (2,658)      (1,419)       (20,714)
  7,607     6,651   Profit for the period                    7,982        4,263         62,202
                    Profit attributable to
  6,940     5,978    shareholders                            7,596        4,057         59,194
                    Profit attributable to
    667       673    minority interests                        386          206          3,008

Consolidated Balance Sheet

       At         At
  30Jun04    31Dec04                                                                   At 30Jun05
     US$m       US$m                                                          US$m        GBPm           HK$m

                       ASSETS

   10,175      9,944   Cash and balances at central banks                    8,905       4,969         69,227
    8,641      6,338   Items in the course of collection from other banks   11,717       6,538         91,088
   10,984     11,878   Hong Kong Government certificates of indebtedness    12,196       6,805         94,804
  111,703    122,160   Trading  assets                                     136,068      75,926      1,057,793
        -          -   Financial assets designated at fair value            14,033       7,830        109,093
   22,724     32,190   Derivatives                                          63,594      35,485        494,380
  140,813    143,449   Loans and advances to banks                         184,766     103,099      1,436,371
  599,241    672,891   Loans and advances to customers                     756,332     422,033      5,879,725
  172,675    185,332   Financial investments                               188,687     105,287      1,466,853
    1,369      3,441   Interests in associates and joint ventures            5,067       2,827         39,391
   31,934     34,495   Goodwill and intangible assets                       32,500      18,135        252,655
   14,572     16,004   Property, plant and equipment                        15,399       8,593        119,712
   18,035     23,085   Other assets                                         26,767      14,938        208,093
   14,242     18,771   Prepayments and accrued income                       10,779       6,015         83,796
1,157,108  1,279,978   Total assets                                      1,466,810     818,480     11,402,981


 At 30Jun04  At 31Dec04                                                              At 30Jun05
       US$m        US$m                                                     US$m        GBPm           HK$m

                          LIABILITIES AND EQUITY

                          Liabilities
     10,984      11,878   Hong Kong currency notes in circulation         12,196       6,805         94,804
     97,327      84,055   Deposits by banks                              109,619      61,167        852,178
    634,602     693,072   Customer accounts                              731,456     408,152      5,686,339
                          Items in the course of transmission
      6,923       5,301     to other banks                                 9,533       5,319         74,110
     49,770      46,460   Trading liabilities                            129,500      72,261      1,006,733
                          Financial liabilities designated at
          -           -     fair value                                    49,004      27,344        380,957
     21,523      34,988   Derivatives                                     62,101      34,652        482,773
    169,404     211,721   Debt securities in issue                       188,578     105,227      1,466,005
      5,151       6,475   Retirement benefit liabilities                   5,727       3,196         44,522
     17,943      20,581   Other liabilities                               26,169      14,604        203,445
                          Liabilities to customers under investment
          -           -     contracts                                      9,416       5,254         73,200

          -           -   Liabilities under insurance contracts issued    12,428       6,935         96,615
                          Liabilities to policyholders under long-term
     16,200      19,190     assurance business                                 -           -              -
     12,046      16,499   Accruals and deferred income                    10,421       5,815         81,013
                          Provisions for liabilities and charges
      1,235       1,439   - deferred tax                                   1,254         700          9,749
      2,492       2,636   - other provisions                               2,075       1,158         16,131
     21,875      26,486   Subordinated liabilities                        15,652       8,734        121,679
  1,067,475   1,180,781   Total liabilities                            1,375,129     767,323     10,690,253

                          Equity
      5,513       5,587   Called up share capital                          5,610       3,130         43,612
      4,459       4,881   Share premium account                            4,952       2,763         38,497
     20,659      24,672   Other reserves                                  24,013      13,399        186,677
     46,435      50,382   Retained earnings                               52,138      29,093        405,321
     77,066      85,522   Total shareholders' equity                      86,713      48,385        674,107
     12,567      13,675   Minority interests                               4,968       2,772         38,621
     89,633      99,197   Total equity                                    91,681      51,157        712,728
  1,157,108   1,279,978   Total equity and liabilities                 1,466,810     818,480     11,402,981



Consolidated Cash Flow Statement

                                                     Half-year to   Half-year to   Half-year to
                                                          30Jun05        30Jun04        31Dec04
                                                             US$m           US$m           US$m
Cash flows from operating activities
Profit before tax                                          10,640         10,120          8,823
Adjustments for:
Non-cash items included in net profit                         870            102            266
Change in operating assets                                (54,874)       (43,108)       (80,815)
Change in operating liabilities                            73,781         85,238         92,776
Elimination of exchange differences                         7,241         (1,355)        (7,452)
Net (gain)/loss from investing activities                    (354)          (330)          (443)
Share of profits in associates and joint ventures            (308)          (118)          (150)
Dividends received from associates                             57             47             80
Tax paid                                                   (1,811)        (2,124)        (1,660)
Net cash from operating activities                         35,242         48,472         11,425

Cash flows from investing activities
Purchase of financial investments                         (91,507)      (182,179)      (148,738)
Proceeds from the sale of financial investments            82,562        170,358        145,079
Purchase of property, plant and equipment                  (1,227)        (1,125)        (1,705)
Proceeds from the sale of property, plant and equipment       340            202            169
Purchase of intangible assets                                 (90)             -           (108)
Net cash outflow from acquisition of and increase in
  stake of subsidiaries                                         -         (1,176)        (1,255)
Net cash inflow from disposal of subsidiaries                 566              -             27
Net cash outflow from acquisition of and increase in
  stake of associates                                        (682)          (228)        (1,894)
Proceeds from disposal of associates                          161            151             61
Net cash from investing activities                         (9,877)       (13,997)        (8,364)

Cash flows from financing activities
Issue of ordinary share capital                                94             86            495
Net purchases and sales of own share for market-making
  purposes                                                     27             16             82
Purchases of own shares to meet share awards and
  share option awards                                        (288)          (429)            84
Own shares released on vesting of share awards and
  exercise of options                                          65             53            106
Increase in non-equity minority interests                       -          1,480              -
Subordinated loan capital issued                            1,928          1,082          4,939
Subordinated loan capital repaid                             (896)          (356)        (1,384)
Dividends paid                                             (4,197)        (3,057)        (1,368)
Dividends paid to minority interests - equity                (419)          (280)          (384)
                                     - non-equity               -           (321)          (227)
Net cash (used in)/from financing activities               (3,686)        (1,726)         2,343
Net increase in cash and cash equivalents                  21,679         32,749          5,404
Cash and cash equivalents at the beginning of the period  160,956        117,558        148,942
Effect of exchange rate changes on cash and
  cash equivalents                                         (6,788)        (1,365)         6,610
Cash and cash equivalents at the end of the period        175,847        148,942        160,956




Consolidated Statement of Recognised Income and Expense


30Jun04  31Dec04                   Half-year to                          30Jun05
   US$m     US$m                                                            US$m

                   Available-for-sale investments:
      -        -     Valuation gains/(losses) taken to equity                 62
      -        -     Transferred to profit or loss on disposal or impairment (97)
                   Cash flow hedges:
      -        -     Gains/(losses) taken to equity                         (223)
                   Exchange differences arising on monetary items
                     that form part of a net investment in a
   (834)   4,049     foreign operation                                    (3,400)
    (37)    (541)  Actuarial gain/(loss) on retirement benefits              358
   (871)   3,508                                                          (3,300)
                   Deferred tax on items taken directly to or transferred
     11      177     from equity                                            (129)
  7,607    6,651   Profit for the period                                   7,982
  6,747   10,336   Total recognised income for the period                  4,553
  6,159    9,058   Attributable to shareholders                            4,239
    588    1,278   Attributable to minority interests                        314



Additional Information

1. Accounting policies

For all periods up to and including the year ended 31 December 2004, HSBC prepared its consolidated financial statements in accordance with UK Generally Accepted Accounting Principles ('UK GAAP'). From 1 January 2005, HSBC is required to prepare its financial statements in accordance with International Financial Reporting Standards ('IFRSs') as endorsed by the European Union ('EU').

In HSBC's 2004 IFRS Comparative Financial Information published on 5 July 2005, as permitted by IFRS 1 'First-time Adoption of International Financial Reporting Standards', financial instruments and insurance contracts were accounted for under HSBC's previous accounting policies. HSBC has from 1 January 2005 adopted full IFRSs and consequently the half-year 2005 results include the effects of adoption of IAS 32 'Financial Instruments: Disclosure and Presentation', IAS 39 'Financial Instruments: Recognition and Measurement' and IFRS 4 'Insurance Contracts'.

IFRSs accounting policies applicable to the 5 July 2005 publication mentioned above and those applicable to HSBC's Interim Report 2005 can be found in Notes 1 and 2 of the Interim Report.

2. Dividend

The Directors have declared a second interim dividend for 2005 of US$0.14 per ordinary share. The dividend will be payable on 5 October 2005, to shareholders on the Register at the close of business on 19 August 2005. The dividend will be payable in cash, in US dollars, sterling or Hong Kong dollars, or a combination of these currencies, at the exchange rates quoted by HSBC Bank plc in London at or about 11 am on 26 September 2005, and with a scrip dividend alternative. Particulars of these arrangements will be mailed to shareholders on or about 31 August 2005, and elections will be required to be made by 21 September 2005.

The dividend will be payable on shares held through Euroclear France, the settlement and central depositary system for Euronext Paris, on 5 October 2005 to the holders of record on 19 August 2005. The dividend will be payable in cash, in euros at the exchange rate on 26 September 2005, or as a scrip dividend. Particulars of these arrangements will be announced through Euronext Paris on 17 August and 24 August 2005.

The dividend will be payable on American Depositary Shares ('ADSs'), each of which represents five ordinary shares, on 5 October 2005 to holders of record on 19 August 2005. The dividend of US$0.70 per ADS will be payable in cash in US dollars or as a scrip dividend of new ADSs. Particulars of these arrangements will be mailed to holders on or about 26 August 2005, and elections will be required to be made by 9 September 2005. Alternatively, the cash dividend may be invested in additional ADSs for participants in the dividend reinvestment plan operated by the depositary.

The Company's shares will be quoted ex-dividend in London, Hong Kong and Bermuda on 17 August 2005 and in Paris on 22 August 2005. The ADSs will be quoted ex-dividend in New York on 17 August 2005.


3. Earnings and dividends per share   Half-year to   Half-year to   Half-year to
Figures in US$                             30Jun05        30Jun04        31Dec04

Basic earnings per share                      0.69           0.64           0.55

Diluted earnings per share                    0.68           0.63           0.54

Dividends per share                           0.41           0.37           0.26

Dividend pay out ratio^                         59%            58%            47%




^ Dividends per share expressed as a percentage of earnings per share.

Basic earnings per ordinary share was calculated by dividing the earnings of US$7,596 million by the weighted average number of ordinary shares outstanding, excluding own shares held, of 11,007 million shares (first half of 2004:
earnings of US$6,940 million and 10,860 million shares; second half of 2004: earnings of US$5,978 million and 10,954 million shares).

Diluted earnings per share was calculated by dividing the basic earnings, which require no adjustment for the effects of dilutive potential ordinary shares (including share options outstanding not yet exercised), by the weighted average number of ordinary shares outstanding, excluding own shares held, plus the weighted average number of ordinary shares that would be issued on ordinary conversion of all the dilutive potential ordinary shares of 11,152 million shares (first half of 2004: 11,005 million shares, second half of 2004: 11,103 million shares).



4. Taxation                Half-year to   Half-year to   Half-year to
Figures in US$m                 30Jun05        30Jun04        31Dec04

UK corporation tax charge           340            357            359

Overseas taxation                 2,045          1,474          1,382
Current taxation                  2,385          1,831          1,741

Deferred taxation                   273            682            431

Total charge for taxation         2,658          2,513          2,172

Effective tax rate                 25.0%          24.8%          24.6%


The Company and its subsidiary undertakings in the UK provided for UK corporation tax at 30.0 per cent, the rate for the calendar year 2005 (2004:
30.0 per cent). Overseas tax included Hong Kong profits tax of US$362 million (first half of 2004: US$353 million, second half of 2004: US$186 million) provided at the rate of 17.5 per cent (2004: 17.5 per cent) on the profits assessable in Hong Kong. Other overseas taxation was provided for in the countries of operation at the appropriate rates of taxation.

At 30 June 2005, there were potential future tax benefits of US$803 million (30 June 2004: US$929 million, 31 December 2004: US$973 million) in respect of trading losses, allowable expenditure charged to the income statement but not yet allowed for tax, and capital losses which have not been recognised because recoverability of the potential benefits is not considered certain.



Analysis of overall tax charge         Half-year to   Half-year to   Half-year to
Figures in US$m                             30Jun05        30Jun04        31Dec04

Taxation at UK corporate tax rate
  of 30.0%                                    3,192          3,036          2,647

Impact of differently taxed overseas
  profits in principal locations               (142)          (203)          (144)
Tax free gains                                  (76)           (38)           (26)
Adjustments in respect of prior
  period liabilities                            (45)          (107)          (122)
Tax deduction of innovative tier 1 capital        -            (92)          (100)
Low income housing credits                      (53)           (48)           (47)
Impact of profits from associates
  and joint ventures                           (113)           (45)           (35)
Other items                                    (105)            10             (1)
Overall tax charge                            2,658          2,513          2,172

5. Capital resources                            At        At        At
Figures in US$m                            30Jun05   30Jun04   31Dec04

Capital ratios (%)

Total capital ratio                           12.8      12.4      12.0
Tier 1 capital ratio                           8.7       9.3       8.9

Composition of capital

Figures in US$m

Tier 1:
  Shareholders' funds                       86,713    79,259    86,623
  Minority interests                         6,180     3,955     4,253
  Innovative tier 1 securities               9,629     9,119    10,077
  Less: goodwill capitalised and intangible
    assets                                 (31,344)  (29,376)  (31,190)
      : other regulatory adjustments ^      (2,052)   (2,161)   (2,504)
Total qualifying tier 1 capital             69,126    60,796    67,259

Tier 2:
  Reserves arising from revaluation of
    property and unrealised gains in
    AFS equities                             1,794     2,281     2,660
  Collective impairment allowances           8,905         -         -
  General provisions                             -     2,592     2,624
  Perpetual subordinated debt                3,678     3,609     3,670
  Term subordinated debt                    22,101    16,428    21,373
  Minority and other interests in tier 2
  capital                                      501       893       519
Total qualifying tier 2 capital             36,979    25,803    30,846

Unconsolidated investments                  (3,008)   (4,426)   (6,361)
Investments in other banks                  (1,146)     (934)     (799)
Other deductions                              (229)     (164)     (165)
Total capital                              101,722    81,075    90,780

Total risk-weighted assets                 794,834   655,695   759,210


The above figures were computed in accordance with the EU Banking Consolidation Directive and the FSA policy statement PS05/5 ('Implications of a Changing Accounting Framework'). The comparative figures as at 30 June 2004 and 31 December 2004 have not been restated to reflect the implementation of IFRSs and FSA policy statement PS05/5.

^Other regulatory adjustments mainly arise from the implementation of IFRSs in conjunction with the FSA's policy statement PS05/5.

6. Registers of shareholders

The Overseas Branch Register of shareholders in Hong Kong will be closed for one day, on Friday 19 August 2005. Any person who has acquired shares registered on the Hong Kong Branch Register but who has not lodged the share transfer with the Hong Kong Branch Registrar should do so before 4.00 pm on Thursday 18 August 2005 in order to receive the second interim dividend for 2005, which will be payable on 5 October 2005. Transfers may not be made to or from the Hong Kong Overseas Branch Register while that Branch Register is closed.

Any person who has acquired shares registered on the Principal Register in the United Kingdom but who has not lodged the share transfer with the Principal Registrar should do so before 4.00 pm on Friday 19 August 2005 in order to receive the dividend.

Any person who has acquired shares registered on the Overseas Branch Register of shareholders in Bermuda but who has not lodged the share transfer with the Bermuda Branch Registrar should do so before 4.00 pm on Friday 19 August 2005 in order to receive the dividend.

Transfers of American Depositary Shares should be lodged with the depositary by 12 noon on Friday 19 August 2005 in order to receive the dividend.

7. Foreign currency amounts

The sterling and Hong Kong dollar equivalent figures in the consolidated income statement and balance sheet are for information only. These are translated at the average rate for the period for the income statement and the closing rate for the balance sheet as follows:



Period end                    30Jun05           30Jun04        31Dec04

Closing :    HK$/US$            7.774             7.800          7.773
             GBP/US$            0.558             0.551          0.517

Average :    HK$/US$            7.793             7.787          7.789
             GBP/US$            0.534             0.549          0.546


8. Litigation

HSBC, through a number of its subsidiaries, is named in and is defending legal actions in various jurisdictions arising from its normal business. None of these proceedings is regarded as material litigation.

9. Dealings in HSBC Holdings plc shares

Except for market-making and other dealings as intermediaries by HSBC Bank plc, HSBC CCF Financial Products (France) SNC and The Hongkong and Shanghai Banking Corporation Limited, which are members of a European Economic Area exchange, neither the Company nor any subsidiaries has bought, sold or redeemed any securities of the Company during the six months ended 30 June 2005.

10. Interim Report and statutory accounts

The information in this news release does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985 (the Act). The Interim Report 2005 was approved by the Board of Directors on 1 August 2005. The comparative figures for the year ended 31 December 2004 are not the Group's statutory accounts for that year. These accounts, which were prepared under UK GAAP, have been delivered to the Registrar of Companies in England and Wales in accordance with Section 242 of the Act. The auditor has reported on those accounts. Its report was unqualified and did not contain a statement under
Section 237(2) or (3) of the Act.

This news release does not constitute the unaudited interim consolidated financial statements which are contained in the Interim Report. The unaudited interim consolidated financial statements have been reviewed by the company's auditor, KPMG Audit Plc, in accordance with the guidance contained in Bulletin 1999/4: Review of interim financial information issued by the Auditing Practices Board. On the basis of its review KPMG Audit Plc was not aware of any material modifications that should be made to the unaudited interim consolidated financial statements as presented for the six months ended 30 June 2005 in the Interim Report to the shareholders. The full report of its review is included in the Interim Report to the shareholders.

11. Forward-looking statements

This news release contains certain forward-looking statements with respect to the financial condition, results of operations and business of the Group. These forward-looking statements represent the Group's expectations or beliefs concerning future events and involve known and unknown risks and uncertainty that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Certain statements, such as those that include the words 'potential', 'estimated', and similar expressions or variations on such expressions may be considered 'forward-looking statements'.

12. Corporate governance

HSBC is committed to high standards of corporate governance. HSBC Holdings plc has complied throughout the six months to 30 June 2005 with the applicable code provisions of the Combined Code on Corporate Governance issued by the Financial Reporting Council. The terms of reference of the Group Audit Committee and the Remuneration Committee were modified in February 2005 to incorporate certain provisions set out in the Code on Corporate Governance Practices in Appendix 14 to the Rules Governing the Listing of Securities on the Stock Exchange of Hong
Kong Limited which came into effect on 1 January 2005. HSBC Holdings plc has complied with all other applicable code provisions of the Code on Corporate Governance Practices in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited throughout the six months to 30 June 2005.

The Board of HSBC Holdings plc has adopted a code of conduct for transactions in HSBC Group securities by Directors that complies with The Model Code in the Listing Rules of the Financial Services Authority and with The Model Code for Securities Transactions by Directors of Listed Issuers ('Hong Kong Model Code') set out in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited save that The Stock Exchange of Hong Kong has granted certain waivers from strict compliance with the Hong Kong Model Code, primarily to take into account accepted practices in the UK, particularly in respect of employee share plans. Following a specific enquiry, each Director has confirmed he or she has complied with the code of conduct for transactions in HSBC Group securities throughout the period.

The members of the Board of Directors  of HSBC  Holdings plc are:

Sir John Bond, Baroness Dunn*, Sir Brian Moffat+, S K Green, A W Jebson, Lord Butler+, R K F Ch'ien+, J D Coombe+, R A Fairhead+, D J Flint, W K L Fung+, M F Geoghegan, S Hintze+, J W J Hughes-Hallett+, Sir John Kemp-Welch+, Sir Mark Moody-Stuart+, S W Newton+, H Sohmen*, and Sir Brian Williamson+.

* Non-executive Director
+ Independent non-executive Director

The Group Audit Committee has reviewed the Interim Results.

13. Interim Report

The Interim Report 2005 will be mailed to shareholders on or about 12 August 2005. Copies may be obtained from Group Corporate Affairs, HSBC Holdings plc, 8 Canada Square, London E14 5HQ, United Kingdom; Group Public Affairs, The Hongkong and Shanghai Banking Corporation Limited, 1 Queen's Road Central, Hong Kong; Group Public Affairs, HSBC Bank USA, 452 Fifth Avenue, New York, NY 10018, USA; CCF, Direction de la Communication, 103 avenue des Champs Elysees, 75419 Paris Cedex 08, France; or from the HSBC Group website - www.hsbc.com.

Chinese translations of the Interim Report may be obtained on request from Computershare Hong Kong Investor Services Limited, Hopewell Centre, 46th Floor, 183 Queen's Road East, Wan Chai, Hong Kong.

A French translation of the Interim Report may be obtained on request from CCF, Direction de la Communication, 103 avenue des Champs Elysees, 75419 Paris Cedex 08, France.

The Interim Report will be available on the Stock Exchange of Hong Kong's website - www.hkex.com.hk.

Custodians or nominees who wish to distribute copies of the Interim Report to their clients may request copies for collection by writing to Group Corporate Affairs at the address given above.

14. Final results for 2005

The results for the year to 31 December 2005 will be announced on Monday 6 March 2006.

15. Proposed dividends for 2005

The Board has adopted a policy of paying quarterly dividends. Under this policy it is intended to have a pattern of three equal interim dividends with a variable fourth interim dividend. The proposed timetables for the dividends in respect of 2005 are:


Third interim dividend for 2005


Announcement                                                     7 November 2005

American Depositary Shares quoted ex-dividend in New York       22 November 2005

Shares quoted ex-dividend in London, Hong Kong and Bermuda      23 November 2005

Record date and closure of Hong Kong
  Overseas Branch Register of shareholders for one day          25 November 2005

Shares quoted ex-dividend in Paris                              28 November 2005

Payment date                                                     19 January 2006

Fourth interim dividend for 2005

Announcement                                                        6 March 2006

Shares quoted ex-dividend in London, Hong Kong and Bermuda;
  American Depositary Shares quoted ex-dividend in New York        22 March 2006

Record date and closure of Hong Kong
  Overseas Branch Register of shareholders for one day             24 March 2006

Shares quoted ex-dividend in Paris                                 27 March 2006

Payment date                                                         11 May 2006


16. News release

Copies of this news release may be obtained from Group Corporate Affairs, HSBC Holdings plc, 8 Canada Square, London E14 5HQ, United Kingdom; The Hongkong and Shanghai Banking Corporation Limited, 1 Queen's Road Central, Hong Kong; HSBC
Bank USA, 452 Fifth Avenue, New York, NY 10018, USA; CCF, Direction de la Communication, 103 avenue des Champs Elysees, 75419 Paris Cedex 08, France. The news release will also be available on the HSBC Group website - www.hsbc.com.


17. For further information contact:


London                                         Hong Kong
Michael Broadbent                              David Hall
Director of Group Corporate Affairs            Head of Group Public Affairs (Asia)
Telephone: +44 20 7991 8980                    Telephone: +852 2822 1133

Richard Beck                                   Gareth Hewett
Director of Communications and Public Policy   Senior External Relations Manager
Telephone: +44 20 7991 0633                    Telephone: +852 2822 4929


Patrick McGuinness
Senior Manager Investor Relations
Telephone: +44 20 7992 1938

Chicago                                        Paris
Lisa Sodeika                                   Chantal Nedjib
Executive Vice President,                      Managing Director, Corporate Communications
Corporate Affairs                              Telephone: +33 1 40 70 7729
Telephone: +1 847 564 6394

Tom Nicholson                                  Gilberte Lombard
Vice President,                                Investor Relations Director
Group Public Affairs                           Telephone: +33 1 40 70 2257
Telephone: +1 847 564 6761



                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  01 August 2005